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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **August, 2011**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: August 29, 2011	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P.   # 780919106   **OTCBB:RYSMF**

NEWS RELEASE
August 26, 2011

<u>ROYAL STANDARD TRANSITIONS EXISTING BRIDGE LOAN INTO US$8,000,000 GOLD
STREAM DEBT FACILITY</u>

Toronto, Ontario – August 29, 2011 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the
"**Company**" or "**Royal Standard**") is pleased to announce that, further to the disclosure provided in its
press release of June 30, 2011, its subsidiary Manhattan Mining Co. ("**Manhattan**") has now amended its
existing senior secured bridge loan (the "**Bridge Loan**") with Waterton Global Value, L.P. ("**Waterton**")
such that the Bridge Loan has been transitioned into a more permanent senior secured gold stream debt
facility (the "**Gold Stream Facility**") amongst the parties.

Under the Gold Stream Facility, Waterton will make US$8,000,000 (the "**Principal Amount**") available
to the Company. The Principal Amount will be payable by the Company to Waterton in monthly
payments commencing in August 2012 and ending in August 2013. Under the Gold Stream Facility, each
monthly repayment of the Principal Amount will be made by the delivery by the Company to Waterton of
gold bullion ounces where the number of ounces to be delivered shall be based on the then current spot
price of gold less an applicable discount or by the payment of the cash equivalent of such number of
ounces. The Principal Amount will accrue interest at 9.0% per annum. The Gold Stream Facility is
secured by, amongst other items, Manhattan's real property assets in Nevada. The Company has agreed
to guarantee Manhattan's obligations under the Gold Stream Facility.

The Company is pleased to announce that it plans to use the proceeds of the Gold Stream Facility to
continue to pursue an underground drilling program at the Goldwedge Mine as a part of a broader
program to better develop the mine plan and to bring the Goldwedge Mine and the mill located on such
property into commercial production.

Roland M. Larsen, Chief Executive Officer of the Company, stated, "We appreciate the support by
Waterton and we are confident that our mutual efforts will provide the means to achieve the Company's
growth objectives over the next 12 months and beyond".

Cheryl Brandon, Portfolio Manager at Waterton, stated, "We look forward to continue working with
Royal Standard to provide the required capital to commission the Goldwedge Mine. In addition, we are
pleased to have the opportunity to finance future exploration and development programs for the
Company's prospective portfolio of Nevada based assets."

In connection with the Gold Stream Facility, the Company has agreed to pay Waterton a structuring fee,
and has also provided Waterton with certain royalty interests relating to its Nevada properties. The
Company and Waterton have also entered into certain gold purchase agreements pursuant to which
Waterton has agreed to purchase the Company's production.

About Royal Standard

Royal Standard is a natural resource exploration and development company, with its principal mining assets being in Nye County, Nevada. For further information about this release, please contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

For more information
Please call Roland Larsen (775) 487-2454 or FAX (775) 775-2460 or
Visit our website at www.royalstandardminerals.com